January 7, 2010

VIA EDGAR AND FACSIMILE ((703) 813 – 6967)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:                      Mr. J. Nolan McWilliams

Re:	CEC Entertainment, Inc.
Form 10-K for the fiscal year ended December 28, 2008
Filed February 20, 2009

Definitive Proxy on Schedule 14A
Filed March 17, 2009
File No. 001-13687

Dear Mr. McWilliams:

On behalf of CEC Entertainment, Inc., a Kansas corporation (the “Company,” “our” or “we”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) the Company’s response to the comment received from the Commission’s staff (the “Staff”) on December 31, 2009, regarding the Company’s Form 10-K for the fiscal year ended December 28, 2008 filed with the Commission on February 20, 2009 (the “Form 10-K”), and the Company’s Definitive Proxy on Schedule 14A filed with the Commission on March 17, 2009 (the “Schedule 14A”).

For ease of reference, the comment has been repeated below in italics, with our response set forth below the comment.  The numbering below corresponds to that used in the Staff’s comment letter.

Schedule 14A

Compensation Discussion and Analysis

Incentive Bonus Plan, page 22

United States Securities and Exchange Commission
January 7, 2010

1.
Please confirm that in future filings you will disclose here the actual comparative same store sales and earnings per share figures as well as the actual multipliers used to calculate the incentive bonuses for your named executive officers.

Response:

In response to this comment, we confirm that we will, in future filings, expand our discussion of “Incentive Bonus Plan” to disclose the actual comparative same store sales and earnings per share figures as well as the actual multipliers used to calculate the incentive bonuses for our named executive officers.

* * *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comment.  Should you have any questions relating to any of the foregoing, please feel free to contact me at (972) 258-4525.

Sincerely,

CEC Entertainment, Inc.

Michael H. Magusiak, President and CEO

cc:	Richard M. Frank, Executive Chairman
Christopher D. Morris, Executive Vice President, Chief Financial Officer and Treasurer
Darin E. Harper, Vice President, Controller
Jay A. Young, Senior Vice President, General Counsel
Larry T. McDowell, Chairman of the Audit Committee
Dan Berner, Deloitte & Touche